

Mail Stop 4628

September 13, 2016

Abraham Mirman
Chief Executive Officer
Lilis Energy, Inc.
216 16th Street, Suite 1350
Denver, Colorado 80202

> **Re: Lilis Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 1, 2016**
> **File No. 001-35330**

Dear Mr. Mirman:

We have limited our review of your filing to those issues we have addressed in our comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. It appears that you are attempting to incorporate by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Note E to Schedule 14A. Because your Form 10-Q for the quarter ended June 30, 2016 was not timely filed, you do not appear eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you are relying upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement.

Proposal 1, page 6

2. Indicate the impact if the proposal is not approved by shareholders. In that regard, we note the provision of Section 4.2 of the Securities Purchase Agreement.

3. We note that the securities purchase agreement and form of warrant attached to the proxy statement as Annexes A and B, indicate that the warrants have an exercise price of $0.25 per share. Please reconcile that with your disclosure here that the warrants have an exercise price of $2.50 per share.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources